200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
CHRISTOPHER P. HARVEY christopher.harvey@dechert.com +(617) 728-7167 Direct +(617) 275-8390 Fax

November 24, 2010

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sun Capital Advisers Trust (the “Trust”) (File Nos. 333-59093; 811-08879)

Ladies and Gentlemen:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted orally to the undersigned by Ms. Rebecca Marquigny of the Staff on October 15, 2010, relating to Post-Effective Amendment No. 27 to the Trust’s registration statement, which was filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on September 1, 2010 (Accession no. 0000745544-10-001045).

For the Staff’s convenience, its comments are restated below, followed by the Trust’s responses.  Disclosure changes in response to comments that are indicated below as having been accepted in whole or in part have been addressed as described in Post-Effective Amendment No. 28 to the Trust’s registration statement, which was filed with the Commission pursuant to Rule 485(b) under the Securities Act on November 12, 2010.  Post-Effective Amendment No. 28 was also filed for the purpose of adding, with respect to the two existing funds described in the amendment (SC BlackRock Large Cap Index Fund and SC BlackRock Small Cap Index Fund), by incorporation by reference the unaudited semi-annual financial statements required to satisfy the provisions of Rule 3-18 Regulation S-X as well as the funds’ audited December 31, 2009 financial statements.  A courtesy copy of the Initial Class and Service Class prospectuses and the combined statement of additional information contained in Post Effective Amendment No. 28, each marked to show changes from those contained in Post Effective Amendment No. 27, has been sent separately to Ms. Marquigny.

Prospectuses (Initial Class and Service Class):

General Comments to Fund Summaries

1
Comment:     Please confirm that “acquired fund fees and expenses” as defined in Form N-1A Item 3 Instruction 3(f) are less than 0.01% of average net assets for any fund that can invest in underlying funds, but does not already have an “Acquired Fund Fees and Expenses” line item in the fund’s expense table.  Otherwise, please add the line item to the expense table.

Response:  Confirmed. In the case of any fund that does not have a separate line item for “acquired fund fees and expenses” (i.e. each fund other than SC Ibbotson Tactical Opportunities Fund), management of the Trust has confirmed that such fees and expenses are less than 0.01% of average net assets.

2
Comment:     With respect to the expense table, if an expense reimbursement or fee waiver arrangement will not reduce a fund’s operating expenses for at least one year from the effective date of the registration statement, please (i) remove the “Fee Waiver and Expense Reimbursement” and “Net Annual Fund Operating Expenses” line items and the related footnote; and (ii) recalculate the expense examples without regard to the expense reimbursement or fee waiver arrangement.  If an expense reimbursement or fee waiver arrangement will be in effect for at least one year from the effective date of the registration statement, please (i) change the line item from “Fee and Expense Reimbursement” to “Fee Waiver and Expense Reimbursement;” (ii) revise the related footnote to include a parenthetical description of expenses excluded from the fee limitation; and (iii) revise the related footnote to identify who can terminate the expense limitation agreement and under what circumstances, per Instruction 3(e) to Item 3 of Form N-1A.

Response:     Accepted in part.  In the case of the SC BlackRock Large Cap Index Fund, SC BlackRock Small Cap Index Fund and SC BlackRock International Index Fund, the caption has been changed as indicated and the footnote revised to describe certain expenses excluded from the limitation.  In the case of SC Ibbotson Tactical Opportunities Fund, the “Fee Waiver and Expense Reimbursement” and “Net Annual Fund Operating Expenses” line items and the related footnote have been removed as the expense limitation would have no effect on the Fund’s expenses as currently estimated.  With regard to this fund and the other new fund (SC Ibbotson International Index Fund), the expense limitation as described in the prospectuses contained in Post Effective Amendment No. 28 will remain in effect until April 30, 2012, as the disclosure so provides.  Although not specifically required, the prospectuses, as they relate to these two new funds, will be superseded by May 1, 2011 prospectuses offering shares of all of the funds of the Trust.  With respect to the two existing funds, the expense limitation set forth in the prospectuses contained in Post Effective Amendment No. 28, which is the same limitation set forth in these funds’ May 1, 2010 prospectuses, will remain in effect until the same April 30, 2011 expiration date originally specified in those earlier prospectuses.  Due to the requirements of Securities Act Section 10(a)(3), the November 15, 2010 prospectuses, as they relate to the two existing funds, will need to be superseded by new prospectuses no later than May 1, 2011 reflecting December 31, 2010 audited financial data.  The Trust respectfully submits that, as the Post Effective Amendments being filed with respect to the changes being made to these two funds are merely interim (or mid-cycle) amendments rather than an annual update, these funds should be permitted to simply continue their existing expense limitations with the existing expiration dates, and not to have to extend them to a year from the interim amendment.  In the annual update to be effective May 1, 2011 the Trust anticipates that it will specify an expiration date for any expense limitation therein contained that will be at least one year from the effective date of the annual update amendment.

Due to the requirements of their notice provisions, the expense limitations cannot be terminated prior to the expiration date specified in the prospectuses.  Thus, it will remain in effect for at least the “life” of each of these prospectuses.  Therefore, no termination discussion has been added.

3	Comment: With respect to the expense table, please present the “Net Annual Fund Operating Expenses” line item in the same typeface as all other captions.
Response: Accepted.
4
Comment:      With respect to the SC BlackRock Large Cap Index Fund and SC BlackRock Small Cap Index Fund, please delete the last sentence in the Portfolio Turnover section as it is neither required nor permitted by Form N-1A.

Response: Accepted.
5
Comment:      With respect to the SC BlackRock Large Cap Index Fund, SC BlackRock Small Cap Index Fund and SC BlackRock International Index Fund, please revise the last sentence of the first paragraph of the Principal Investments and Strategies section to clarify the circumstances under which the subadviser may change the fund’s target index.

Response: The sentence has been deleted.
6
Comment:       With respect to the How Investments Are Selected section for the SC BlackRock Large Cap Index Fund and SC BlackRock Small Cap Index Fund, please disclose the extent of the subadviser’s discretion when selecting stocks and derivative instruments that are similar to the relevant index as a whole.  Please disclose any parameters that govern such discretion and whether the fund may engage in defensive strategies.

Response:     The Trust respectfully submits that the disclosure already indicates that the subadviser’s discretion is limited, in such cases, to selecting investments that have characteristics similar to the index as a whole.  The fund will not engage in defensive strategies, and respectfully submits that it is not required to disclose strategies it will not employ.  Accordingly, no changes have been made in response to this comment.

7
Comment:      With respect to the SC BlackRock Large Cap Index Fund, SC BlackRock Small Cap Index Fund and SC BlackRock International Index Fund, please revise the derivatives disclosure in the Principal Investments and Strategies section to provide greater specificity with respect to the types of derivatives in which the fund may invest and the purpose that derivatives are intended to serve.  Please refer to the July 30, 2010 letter from the Commission to the Investment Company Institute for additional guidance.

Response:       Accepted in part.  The disclosure has been revised to read:

“The subadviser may also invest in derivative instruments, primarily equity index futures, linked to the [relevant index (and in the case of SC BlackRock International Index Fund, corresponding countries within the index)] in order to invest cash pending its investment in stocks.”

8
Comment:       With respect to the SC BlackRock Large Cap Index Fund, SC BlackRock Small Cap Index Fund and SC BlackRock International Index Fund, please revise the Principal Risks section to include risks associated with investing in the types of derivatives identified in the Principal Investments and Strategies section.

Response:      As noted above, derivatives are expected to be used simply to “equitize” cash.  They are, therefore, not expected to represent more than 5% of any of these funds’ total assets.  Therefore, they are not expected to constitute a principal strategy and their mention in the summary section of the prospectuses is merely to avoid creating any impression that these index funds will hold only stocks.  The Trust submits that, in light of their limited use, the risk disclosure already contained in the prospectus adequately addresses the risks presented by these instruments as used by these funds.

9
Comment:      With respect to the SC BlackRock Large Cap Index Fund, SC BlackRock Small Cap Index Fund and SC BlackRock International Index Fund, in the Principal Risks section please disclose that if the fund is properly correlated to its stated index, it will perform poorly if the index performs poorly.

Response: Accepted. A sentence to this effect has been added.
10
Comment:       In the Average Annual Total Returns table, please confirm that the line item for the broad-based securities market index and the related parenthetical are parallel to the appropriate return percentages.

Response: Accepted and confirmed.
11
Comment:       With respect to the SC BlackRock Large Cap Index Fund and SC BlackRock Small Cap Index Fund, please delete the last paragraph in the Portfolio Management section as it is neither permitted nor required by Form N-1A.

Response: The sentence has been deleted as the information is referenced elsewhere.
Fund Summary – SC BlackRock Small Cap Index Fund
12
Comment:          In the How Investments Are Selected section, please disclose the principles or methodologies used by the subadviser to select investments with market capitalizations, industry weightings and other fundamental characteristics similar to the Russell 2000 Index as a whole.

Response:         Accepted. The disclosure now states:

“When making such choices, the subadviser will not attempt to judge the relative merits of any specific investment, but will select investments based solely on their ability to achieve the subadviser’s goal of minimizing tracking error relative to the benchmark while also minimizing transaction costs.”

Fund Summary – SC BlackRock International Index Fund
13	Comment: In the Investment Goal section, please define “MSCI” in addition to defining “EAFE.”
Response: Accepted.
14
Comment:       Please revise the second footnote to the expense table to clearly identify which expenses are waived or reimbursed and to list the expenses, if any, that are not waived or reimbursed pursuant to the expense limitation agreement.  Also, in light of the magnitude of the subsidy, please explain whether the adviser first waives its management fee completely and then reimburses expenses or first reimburses expenses and charges all or a part of its management fee.

Response:      Accepted in part.  As discussed in the response to Comment 2, the footnote has been revised to describe expenses excluded from the limitation.  With respect to the priority of waiver versus reimbursement, we respectfully submit that the table as presented is consistent with the requirements of Item 3 of Form N-1A.  The item does not require any such stratification or prioritization.  We note, however, that the footnote to the table already indicates such a priority, by stating that, in giving effect to the expense limitation, Sun Capital Advisers LLC (“SCA”) agrees “not to impose all or a portion of its management fees, and if necessary, to limit certain other operating expenses….”

15
Comment:       In the second sentence of the first paragraph of the Principal Investments and Strategies section, please clarify the “portions thereof” parenthetical.  Please disclose any criteria the subadviser utilizes to identify “portions” of the MSCI EAFE Index.

Response: The parenthetical phrase “or portions thereof” has been deleted to eliminate any lack of clarity created by this phrase.
16	Comment: In the How Investments Are Selected section, please identify the types of equity securities the fund will actually hold as part of its principal investment strategy.
Response: The sentence has been deleted. The discussion of equity securities contained in More About the Funds’ Investments provides greater detail about investments in these “equity securities.”
17
Comment:       In the How Investments Are Selected section, please delete “under normal circumstances” in the fourth sentence of the first paragraph or clarify when the subadviser would divert from its strategy of investing in every country included in the MSCI EAFE Index.

Response: Accepted. The phrase “under normal circumstances” has been deleted.
18	Comment: If applicable, please include additional disclosure in the Principal Risks section relating to the compounding of derivatives-related risk in the context of foreign investments.

Response:       As further discussed above in response to Comment 8, derivatives are not expected to constitute a principal strategy of the fund.  Therefore, the Trust respectfully submits that, in light of their limited use, the risk disclosure already contained in the prospectus adequately addresses the risks presented by these instruments in the context of foreign investments.

Fund Summary – SC Ibbotson Tactical Opportunities Fund
19	Comment: Please note that the Staff was unable to adequately review the fee table as it did not contain percentages for certain line items.
Response: Acknowledged. The fee table has been completed.
20	Comment: Please remove the “Fee and Expense Reimbursement” and “Net Annual Fund Operating Expenses” line items from the expense table per Instruction 6(a) to Item 3 of Form N-1A.
Response: As noted in response to Comment 2 above, these line items have been removed as the expense limitation will have no effect on the fund’s expenses as currently estimated.
21
Comment:      Please revise the Principal Investments and Strategies section to describe in plain English the subadviser’s investment decision-making process.  Additionally, please identify more narrowly the universe of exchange-traded funds (“ETFs”) in which the fund may invest and whether the fund will purchase creation units or shares on an exchange.  If the fund will purchase shares on an exchange, please provide disclosure with respect to brokerage costs.  Please also provide disclosure regarding: (i) the number of ETFs in which the fund plans to invest; (ii) whether the ETFs will be affiliated or unaffiliated; (iii) whether the fund will treat the ETFs as issuers or investment companies for purposes of the diversification requirements of Section 5 of the Investment Company Act of 1940, as amended; and (iv) whether the subadviser will consider the underlying holdings of each ETF for purposes of the fund’s concentration policy and, if so, whether the subadviser will look through to the underlying funds’ holdings in applying the fund’s concentration policy.  Finally, please ensure that the revisions to the Principal Investments and Strategies section are appropriately reflected in the Principal Risks section.

Response:        Accepted in part.  The disclosure has been revised (and moved to Principal Investment Strategies) to clarify further the subadviser’s decision-making process.  The Trust respectfully submits, however, that as the name and stated policies of the fund clearly suggest, the subadviser intends to exercise significant discretion to allocate fund investments in a tactical and opportunistic manner, with wide latitude to allocate among asset classes.

The disclosure has also been revised to address comment points (i) (10 to 15 ETFs); and (ii) (ETFs will be unaffiliated).
Further, the disclosure now states that:

“The Fund may buy and sell shares of ETFs either through these markets or by transacting in creation units through authorized participants dealing directly with the ETF. The fund pays customary brokerage commissions in connection with transactions in ETF shares effected on exchanges and likewise pays a transaction fee or commission to an authorized participant on transactions in creation units.”

With regard to diversification, as the ETFs to be acquired are expected to be registered investment companies, the fund will, for 1940 Act Section 5 purposes, treat them as such (i.e., they will not be treated as separate issues).  Nevertheless, because these ETFs will be publicly available, the fund would as a practical matter be required to apply the diversification requirements of Section 817(h) under the Internal Revenue Code of 1986 to these holdings. Given the diversification inherent in these investments, which is the reason Section 5 provides them the “diversified” treatment it does, we see no need to address separately the issue of diversification. Please note that Post Effective Amendment No. 28 reflects a decision made since the prior amendment to classify the fund as a “diversified” fund, rather than a “non-diversified” fund as set forth in such earlier amendment.  The discussion of the fund’s non-diversified status appearing in the prior SAI has been deleted and the fund is now made subject to the diversification restriction (#7) set forth under Investment Restrictions in the SAI.

With regard to application of the fund’s industry concentration policy, we are not aware of any published Commission or Staff position requiring a fund of funds to apply its industry concentration policy on a “look through” basis to the portfolio holdings of either affiliated or unaffiliated underlying funds.  Further, we note that, unless an underlying ETF were itself concentrated and the fund were to invest well more than 25% of its assets in such a fund, it seems unlikely, purely as a mathematical matter that a fund of funds could be considered “concentrated” on such a look through basis.

In an effort to address the concern we presume is behind the Staff’s comment, SCA has authorized us to represent to the Staff that SCA will not knowingly cause or permit the fund to utilize underlying ETFs to achieve a concentrated industry exposure it could not achieve directly.

Finally, the Trust has reviewed the Principal Risk disclosures with respect to this fund and believes they adequately reflect the principal risks presented by its principal strategies.

More About the Funds’ Investments
22
Comment:       Please revise the italicized preamble language to clarify that the chart includes both principal investments already discussed and non-principal investments that are nevertheless significant enough to be included in the prospectus.

Response: Accepted.
23
Comment:        With respect to the chart in the Service Class prospectus, please confirm whether any of the funds may invest in emerging markets, fixed income instruments, or employ portfolio turnover or defensive investing, in each case, to a significant degree.  If not, please remove these items from the chart and remove the related disclosure below the chart.

Response: Accepted. Categories of investments that will not be utilized to a significant degree have been deleted.
24	Comment: With respect to the Service Class prospectus, please include the disclosure required by Item 12(b) of Form N-1A.

Response:         Accepted.  The following has been added to the Service Class prospectus immediately following the Valuation of Shares subsection:

“Distribution Plan. Each fund has adopted a plan under Rule 12b-1 that allows the fund to pay distribution and service fees for the sale, distribution and servicing of its shares. Because this fee is paid out of the fund’s Service Class assets on an on-going basis, over time this fee will increase the cost of your investment and may cost you more than paying other types of sales charges. Agreements related to the plan may be terminated with respect to the fund on 60 days’ written notice, without payment of any penalty, by a vote of the majority of the independent trustees, by a vote of a majority of the outstanding Service Class Shares of the fund, or by any other party to the agreement.”

Back Cover
25	Comment: Please confirm that the website included on the back cover is a live link that brings investors within one “click” of the relevant disclosure documents.

Response:         The Trust respectfully submits that Form N-1A Item 1(b)(1) merely requires that the back cover of a prospectus state “whether the Fund makes available [certain documents] on or through the Fund’s Web site at a specified Internet address.”  The current statement does that.  We are not aware of any Form N-1A requirement that the specified address be a link to the document or documents referenced (as “one click” would suggest).  The referenced documents are available “on or through” the web site the address of which is specified.  The Trust further submits that the site provides a “user friendly” means of guiding an investor to the Funds or documents he or she wishes to access.

Purchase, Redemption and Other Information
26
Comment:          With respect to the Initial Class prospectus, please provide additional disclosure in the Valuation of Shares subsection to reflect that the shares of the SC Ibbotson Tactical Opportunities Fund are valued pursuant to the fluctuating prices of the underlying ETFs in which the fund invests.

Response: Accepted. A sentence to this effect has been added.
Statement of Additional Information (“SAI”) Investment Restrictions
27
Comment:      With regard to fundamental restriction 1(b), please revise the disclosure to reflect the Staff’s position that a fund concentrates its investments when 25% or more of its net assets are invested in a particular industry or group of industries rather than simply “more than 25%.”

Response:      We respectfully submit that “more than 25%” is the correct articulation of what constitutes industry concentration.  Form N-1A item 9(b)(1) Instruction 4 refers to concentration as “investing more than 25% of a fund’s net assets in a particular industry or group of industries.”  Further, concentration was described in prior Guide 19 (1983) as investing “more than 25%” in one industry.

28	Comment: Please include additional disclosure regarding fundamental restriction 1(b) that explains in plain English the practical effect of the policy.

Response:        Accepted.  The following has been added after the fundamental restrictions list:

“Because the BlackRock International Index Fund generally seeks to replicate the weightings of its target index, its industry concentration restriction (restriction 1(b) above) permits it to invest more than 25% of its total assets in securities of issuers in a particular industry if the weighting of companies in that industry in the target index exceeds 25% of the index. Otherwise, the fund is not permitted to invest more than 25% of its total assets in the securities of issuers in any one industry.”

29	Comment: Please consider including additional disclosure regarding fundamental restriction 7 that explains the restriction in plain English.

Response:         Accepted.  The following has been added after the fundamental restrictions list:

          “The diversification restrictions of BlackRock Large Cap Index Fund, BlackRock Small Cap Index Fund, BlackRock International Index Fund and Ibbotson Tactical Opportunities Fund (restriction 7 above) limit the percentage of each such fund’s total assets the fund may invest in any one issuer. Each may invest up to 25% of its in the securities of a single issuer, but with respect to the remaining 75% of its assets, investments in any single issuer are limited to 5% of the fund’s assets. Additionally, the restriction limits a fund from acquiring more than 10% of the outstanding voting securities of an issuer. None of these limits applies to securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, or securities of other investment companies.”

Portfolio Holdings
30	Comment: Please confirm that the bracketed information will be included in the 485(b) filing to the Trust’s registration statement.
Response: Accepted. The bracketed information has been completed.
Part C
31	Comment: Please include a list or diagram of all persons directly or indirectly controlled by or under common control with the funds as required by Item 29 of Form N-1A.

Response:       To the Trust’s knowledge, no person controls the Trust or the two existing funds contained in Post Effective Amendment Nos. 27 or 28.  As discussed in response to Item 29 (renumbered from “24”) Sun Life Assurance Company of Canada (U.S.) and its affiliates hold shares of all of the Funds through insurance company separate accounts and generally vote those shares only in accordance with contract holder instructions.

With the temporary exception of a Sun Life entity that will serve as sole initial shareholder of SC BlackRock International Index Fund, no person is expected to control that Fund.  As shares of SC Ibbotson Tactical Opportunities Fund will be offered only to the three SC Ibbotson fund of funds, any one or more of those funds may be considered to control that Fund.  A statement to that effect has been added in response to this item and in the Trust’s SAI pursuant to item 18(a) but as the exact percentage of shares owed will vary over time no such specific information can be provided.

Therefore, the following has been added to the Part C:

“Shares of the SC Ibbotson Tactical Opportunities Fund are offered and sold only to SC Ibbotson Balanced Fund, SC Ibbotson Growth Fund and SC Ibbotson Conservative Fund, each a series of the Trust.  Thus, at any one time, one or more of these three funds may own more than 25% of the outstanding shares of the Fund.  As a result, one or more of these funds, and thus also Sun Capital Advisers LLC, might be considered to control this Fund.  Shares of the fund will be voted by these funds in accordance with procedures approved by the Trustees of the Trust.”

In addition, the following has been added immediately prior to “Unless otherwise required by law” in More about the Trust’s History and Organization in the SAI:

“Because the shares of the SC Ibbotson Tactical Opportunities Fund are offered and sold only to the SC Ibbotson Conservative Fund, SC Ibbotson Growth Fund and SC Ibbotson Balanced Fund, each a series of the Trust, at any one time one or more of these three funds may own more than 25% of the outstanding shares of the fund.  As a result, one or more of these funds, and thus also the adviser might be considered to control the fund.  Shares of the fund will be voted by these funds in accordance to procedures approved by the Trustees of the Trust.”

*****

Pursuant to the Commission’s press release (“SEC Staff to Publicly Release Comment Letters and Responses,” 2004-89), the Trust acknowledges the following:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at (617) 728-7167.

Sincerely,

/s/ Christopher P. Harvey
Christopher P. Harvey

cc:           Rebecca Marquigny, Esq. (SEC Division of Investment Management)
Maura A. Murphy, Esq.